EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve Months Ended March 31, 2004

Income before provision for income taxes and fixed charges (Note A)	$69,235,630

Fixed charges:
Interest on first mortgage bonds and secured debt	$12,915,562
Amortization of debt discount and expense less premium	1,838,083
Interest on short-term debt	536,227
Interest on unsecured long-term debt	10,671,717
Interest on note payable to securitization trust	1,062,500
Interest on trust preferred distributions by subsidiary holding solely parent debentures	3,187,500
Other interest	348,646
Rental expense representative of an interest factor (Note B)	27,712

Total fixed charges	30,587,947

Ratio of earnings to fixed charges	2.26x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).